SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 4.6 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS1
March 31, 20092

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM PARTICIPAÇÕES S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE

			R$ thousand	Date			R$ thousand	Date

	Remunerated guarantee by the rate of 0.12% p.a., conceded	Controlled
01	to Brasil Telecom S.A. on a loan in the amount of R$ 30	Company	30,000	Apr/19/2006	Apr/01/2011	***	17,638	Dec/31/2008
	million – FCO Loan	(Brasil Telecom S.A.)

	Remunerated guarantee by the rate of 0.12% p.a., conceded	Controlled
02	to Brasil Telecom S.A. on a loan up to the amount of US$	Company	100,055	Jan/31/2000	Jul/31/2013	***	22,636	Dec/31/2008
	46.387 million – 63 Resolution	(Brasil Telecom S.A.)

	Remunerated guarantee by the rate of 0.12% p.a., conceded	Controlled
03	to Brasil Telecom S.A. on a loan in the amount of R$ 1,268	Company	1,245,462	Ago/26/2004	Apr/15/2011	***	565,731	Dec/31/2008
	million – 2004 BNDES Loans	(Brasil Telecom S.A.)

	Pledge Agreement contract by the rate of 0.12% p.a.,	Controlled
04	established between Brasil Telecom S.A. and Brasil Telecom	Company	104,021[3]	Mar/31/2008	Jul/24/2013[4]	***	12,465	Dec/31/2008
	Participações S.A. in order to issue performance bond.	(Brasil Telecom S.A.)

	Remunerated guarantee by the rate of 0.12% p.a., conceded	Controlled Company (Brasil Telecom S.A.)
05	to Brasil Telecom S.A. on the debentures’ issuance in the		1,080,000	Jun/01/2006	Jun/01/2013	***	1,091,906	Dec/31/2008
	amount of R$ 1,080 million – 4 Public Debentures’ Issuance

	Remunerated guarantee by the rate of 0.12% p.a., conceded to Brasil Telecom S.A. on a loan in the amount of R$ 2,104 million – 2006 BNDES Loans	Controlled Company (Brasil Telecom S.A.)	800,000	Nov/21/2006	May/15/2014

			395,000	Oct/29/2007	May/15/2014

06			205,000	Nov/27/2007	May/15/2014	***	1,977,842	Mar/31/2009

			400,000	Nov/19/2008	May/15/2014

			145,000	Mar/27/2009	May/15/2014

	Subscription of Telemar Norte Leste simple non-convertible subordinated debentures in a single series.	Indirectly Controlling
07		Company (Telemar Norte	1,200,000,000.00	Feb/17/2009	Dec/11/2013	***	1,220,404,000.00	Mar/31/2009
		Leste S.A.)

___________________________________________
1 The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
2 Audited data
3 Refers to the guaranteed value on the contract on Mar/31/2008. The Final Balance is consolidated with all current obligations (guarantee -insurance policy), regardless of the contract that it refers to.
4 Maturity of the last obligation assumed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.